Exhibit 99.1

Cellebrite Announces Fourth Quarter and Full Year 2021 Results

2021 revenue of $246 million, up 26% year-over-year

2021 ARR $187 million, up 37% year-over-year

2021 GAAP net income of $71.4 million; Adjusted EBITDA of $47.9 million, 19.5% Adjusted EBITDA margin

Provides 2022 outlook for 34-42% ARR growth and 16-22% revenue growth

PETAH TIKVA, ISRAEL, February 16, 2022 – Cellebrite (Nasdaq: CLBT), a global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, today announced financial results for the three months and full year ended December 31, 2021.

“We delivered a record revenue quarter, closing a strong year of record ARR, revenue, and operating profitability, while continuing to successfully execute on our strategy to modernize the entire investigative process for our customers,” said Yossi Carmil, Cellebrite’s CEO. “Our markets are healthy, our market position is strong, and our strategy is clear. We will continue to spearhead the growth of the investigative DI market as an undisputed leader of digital transformation in investigations. As a one-stop-shop DI vendor, Cellebrite is a valued technology partner to the law enforcement and judicial system. We look forward to continuing to provide our customers with a software platform that enables the acceleration of justice, while delivering growth and profitability to our shareholders.”

Fourth Quarter Financial Highlights

●	Revenue of $67.9 million, up 19% year-over-year, of which subscription revenue was $50.1 million, up 32% year-over-year

●	Annual Recurring Revenue (ARR) of $187.1 million, up 37% year-over-year

●	Recurring revenue dollar-based net retention rate of 137%

●	GAAP gross profit and gross margin of $55.6 million and 81.8%, respectively

●	GAAP net income of $51.9 million; Non-GAAP net income of $5.2 million

●	GAAP Diluted EPS of $0.25; Non-GAAP Diluted EPS of $0.03

●	Adjusted EBITDA and Adjusted EBITDA margin of $8.9 million and 13.1%, respectively

Full Year Financial Highlights

●	Revenue of $246.2 million, up 26% year-over-year, of which subscription revenue was $183.3 million, up 41% year-over-year

●	GAAP Gross profit and gross margin of $203.7 million and 82.7%, respectively

●	GAAP net income of $71.4 million; Non-GAAP net income of $38.0 million

●	Adjusted EBITDA and Adjusted EBITDA margin of $47.9 million and 19.5%, respectively

Fourth Quarter and Recent Digital Intelligence Highlights

●	Closed 25 deals above $500,000

●	Closed the largest deal in the Company’s history, with an international customer, of over $11 million in revenue.

●	Advanced its SaaS-based investigative digital evidence management solution, Cellebrite Guardian, by joining AWS Partner Network as an Advanced Technology Partner and by deploying it in AWS London Data Center.

●	Delivered early success on the acquisition of open-source intelligence company Digital Clues, by winning a significant customer contract.

●	Formed a collaboration with The Exodus Road, a Colorado-based nonprofit organization specializing in disrupting human trafficking, focused on training police and government officials in Brazil to combat human trafficking more effectively.

Full Year Digital Intelligence and Other Highlights

●	Began trading on Nasdaq on August 31, 2021, under the ticker symbols “CLBT” and “CLBTW”, as a result of entering and completing a business combination with TWC Tech Holdings II Corp.

●	Closed 83 deals above $500,000, up from 63 deals in 2020.

●	Established a strategic partnership with Singapore’s Home Team Science and Technology Agency (HTX), an arm of the Ministry of Home Affairs, to drive innovation and deliver industry leading digital intelligence capabilities.

●	Launched the latest version of Cellebrite Pathfinder, its flagship investigative analytics solution achieving significant milestones in data analysis, enterprise readiness, scalability, and process performance.

●	Launched Premium Enterprise, boosting productivity and accelerating time to evidence by decentralizing advanced collection capabilities.

●	Introduced a new SaaS solution: Guardian, a comprehensive investigative digital evidence management system (DEMS) designed to transform evidence and workflow management throughout the entire investigative process.

●	Executing on its M&A strategy, acquired the assets of open-source intelligence company Digital Clues, strengthening Cellebrite’s market-leading DI platform and reinforcing its position as the premier end-to-end technology partner for law enforcement agencies.

●	Pioneered industry’s first remote mobile device data collection solution addressing private sector growing needs in corporate investigations, e-discovery, and incident response, and by that being the only vendor offering a combined remote solution for both mobile devices and computers.

●	Established an Ethics & Integrity Committee to advise the Board of Directors on matters pertaining to evolving international law, ethical considerations related to responsible business practices, and requirements under law and regulations applied to the sale and use of Cellebrite’s technologies.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“We are pleased that we exceeded revenue and profitability expectations for the fourth quarter of 2021, and to introduce a robust outlook for 2022” said Dana Gerner, Chief Financial Officer of Cellebrite.

●	Full year 2022 revenue is expected to be between $285 and $300 million, representing 16-22% year on year growth.

●	December 2022 ARR is expected to be between $250 and $265 million, representing 34-42% year on year growth.

●	Full year 2022 Adjusted EBITDA is expected to be between $39.0 and $44.0 million, representing a 13-15% margin.

“We plan to continue and drive most of our growth from selling new solutions and expanding our installed base within existing customers, and thus plan to continue to deliver strong ARR growth and best-in-class Net Retention Rate. Total subscription revenue is therefore expected to continue to grow as percentage of total revenue. Our strong business model and high profitability enable us to continue investing in innovation and our go-to-market activities,” Gerner concluded.

Conference Call Information

Today, February 16, 2022, Cellebrite will host a conference call and webcast to discuss the Company’s financial results for the fourth quarter and full year 2021. The call details are below:

Title:	Cellebrite Q4 21 Earnings
Date:	February 16, 2022
Time:	08:30 Eastern Time
US (toll free):	+1 (800) 399-1934
International:	+1 (210) 640-0859
Conference ID:	1142505

Webcast: https://edge.media-server.com/mmc/p/kpcespcn

Participants dialing in are advised to join the call approximately 15 minutes before the start time. The webcast will remain available and accessible after the call at: https://investors.cellebrite.com/events-presentations.

Investor Conferences Schedule:

Cellebrite management is scheduled to participate in the following events:

●	William Blair Annual Tech Innovators Conference - March 15th, 2022

●	Raymond James & Associates Annual Institutional Investors Conference, Orlando - March 7-8, 2022

Public webcasts for some of these events will be accessible at: https://investors.cellebrite.com/events-presentations

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP operating income and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

Non-GAAP operating income is calculated as operating income excluding (i) share-based compensation expense, (ii) acquisition-related costs, (iii) amortization of intangible assets, (iv) a one-time compensation expense, (v) issuance expenses, (vi) dividend participation compensation, and (vii) capital loss from FA disposal.

Adjusted EBITDA is calculated as net income excluding (i) financial income, net, (ii) tax expense (iii) depreciation and amortization, (iv) share-based compensation expense, (v) acquisition-related costs, (vi) a one-time compensation expense, (vii) issuance expenses, (viii) dividend participation compensation, and (ix) capital loss from FA disposal.

The Company believes that the exclusion of these expenses provides a more meaningful comparison of its operational performance from period to period and offers investors and management greater visibility to the underlying performance of its business. Specifically:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	Tax expense, and depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	One-time or unusual expenses are often not representative of the underlying performance of our business and make period-to-period comparisons more challenging.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenues, deferred revenues or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations.

To learn more visit us at www.cellebrite.com and https://investors.cellebrite.com.

Caution About Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Cellebrite are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: if we do not continue to develop technologically advanced solutions and successfully integrate with the software solutions used by our customers, our future revenue and operating results may be negatively affected; we are materially dependent on acceptance of our solutions by law enforcement markets and government agencies, both domestic and international. If law enforcement and other government agencies do not continue to purchase, accept and use our solutions, our revenue will be adversely affected; real or perceived errors, failures, defects or bugs in our DI solutions could adversely affect our results of operations, growth prospects and reputation; a failure to maintain sales and marketing personnel productivity or hire, integrate and retain additional sales and marketing personnel could adversely affect our results of operations and growth prospects; the global COVID-19 pandemic could negatively impact our business, installations, trainings, and general operations; current and future competitors could have a significant impact on our ability to generate future revenue and profits; we face intense competition and could face pricing pressure from, and lose market share to, our competitors, which would adversely affect our business, financial condition, and results of operations; if our solutions are inadvertently or deliberately misused by customers, such customers may achieve sub-optimal results, which could lead to the perception that our solutions are low-quality; our reputation and brand are important to our success, and we may not be able to maintain and enhance our reputation and brand, which would adversely affect our business, financial condition, and results of operations; the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all; changes to our packaging and licensing models could adversely affect our ability to attract or retain customers; if we fail to manage future growth effectively, our business could be harmed; our future growth depends in part on our ability to introduce new solutions and add-ons and our failure to do so may harm business and operating results; issues in the use of artificial intelligence (“AI”) (including machine learning) in our platform may result in reputational harm or liability; we may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all; higher costs or unavailability of materials used to create hardware could adversely affect our financial results; fluctuations in foreign currency exchange rates could materially affect our financial results; the sales cycle for some of our solutions can be lengthy; if we are unable to retain qualified personnel and senior management and hire and retain additional qualified personnel, our business could suffer; the security of our operations and the integrity of our software solutions are critical to our operations and to maintaining the trust and confidence of our customers; our sales to government customers expose us to business volatility and risks, including government budgeting cycles and appropriations, early termination, audits, investigations, sanctions and penalties; evolving government procurement policies and increased emphasis on cost over performance could adversely affect our business; changes in civil forfeiture laws may affect our customers’ ability to purchase our solutions; failure to adequately obtain, maintain, protect and enforce our intellectual property and other proprietary rights could adversely affect our business; some of our software and systems contain open source software, which may pose particular risks to our proprietary software and information technology systems; other companies may claim that we infringe their intellectual property, which could materially increase costs and materially harm our ability to generate future revenue and profits; certain of our solutions may be perceived as, or determined by the courts to be, a violation of privacy rights and related laws. Any such perception or determination could adversely affect our revenue and results of operations; some of our solutions may be used by customers in a way that is, or that is perceived to be, incompatible with human rights. Any such perception could adversely affect our reputation, revenue and results of operations; we occasionally have limited access to third party data, and if our security measures are breached and unauthorized access to this data is obtained, our systems, data centers and our solutions may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities; our business is subject to complex and evolving U.S. and non-U.S. laws and regulations regarding privacy, data protection and security, technology protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or otherwise harm our business; we may in the future become involved in legal, regulatory, or administrative inquiries and proceedings, and unfavorable outcomes in litigation or other of these matters could negatively impact our business, financial conditions, and results of operations; we are subject to Israeli encryption laws and governmental trade controls, including export and regulations, and any non-compliance with these laws could negatively impact our operating results; a variety of new and existing laws and/or interpretations could materially and adversely affect our business; failure to comply with laws, regulations, or contractual provisions applicable to our business could cause us to lose government customers or our ability to contract with the U.S. and other governments; Conditions in Israel could materially and adversely affect our business; it may be difficult to enforce a U.S. judgment against us, our officers and directors or the experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors or experts; we are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines, harm and reputation, and adversely affect our business, financial condition, results of operations, and growth prospects; and other factors, risks and uncertainties set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our prospectus that was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 7, 2021 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, which are available free of charge at www.sec.gov. Further information on potential risks that could affect actual results will be included in the subsequent filings that Cellebrite makes with the SEC from time to time. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investors

Anat Earon-Heilborn

VP Investor Relations | Cellebrite DI Ltd.

+972 73 394 8440

investors@cellebrite.com

Media

Adam Jaffe

VP of Global Communications

+1 973 206 7643

adam.jaffe@cellebrite.com

Cellebrite DI Ltd.

Fourth Quarter 2021 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2021	2020	2021	2020
Revenue	67,908	57,168	246,246	194,913
Gross profit	55,572	46,648	203,689	157,034
Gross margin	81.8%	81.6%	82.7%	80.6%
Operating income	4,306	5,068	13,822	9,218
Operating margin	6.3%	8.9%	5.6%	4.7%
Cash flow from operations	29,792	32,114	36,052	66,510

Non-GAAP Financial Data:
Operating income	7,751	9,543	42,869	26,528
Operating margin	11.4%	16.7%	17.4%	13.6%
Adjusted EBITDA	8,874	10,689	47,905	31,118
Adjusted EBITDA margin	13.1%	18.7%	19.5%	16.0%

(1)	For a reconciliation of operating income to non-GAAP operating income and net income to adjusted EBITDA, including for one-time issuance expenses, see the table at the end of this press release titled “Reconciliation of GAAP to Non-GAAP Financial Information.”

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	December 31,	December 31,
	2021	2020
Assets

Current assets
Cash and cash equivalents	$145,973	$128,709
Restricted cash	-	5,137
Short-term deposits	35,592	108,928
Trade receivables (net of allowance for doubtful accounts of $1,040 and $616 as of December 31, 2021 and 2020, respectively)	67,505	66,324
Prepaid expenses and other current assets	12,818	7,439
Contract acquisition costs	4,813	2,979
Inventories	6,511	4,754
Total current assets	273,212	324,270

Non-current assets
Other non-current assets	1,958	565
Deferred tax assets, net	9,800	7,372
Property and equipment, net	16,756	16,106
Intangible assets, net	11,228	6,611
Goodwill	26,829	9,463
Total non-current assets	66,571	40,117

Total assets	$339,783	$364,387

Liabilities, redeemable convertible preferred shares and shareholders’ equity (deficiency)

Current Liabilities
Trade payables	$9,546	$4,727
Other accounts payable and accrued expenses	54,044	49,112
Deferred revenues	122,983	105,543
Total current liabilities	186,573	159,382

Long-term liabilities
Liability for employees’ severance benefits	375	366
Other long term liabilities	9,164	6,191
Deferred revenues	36,426	33,439
Restricted Sponsor Shares liability	44,712	-
Price Adjustment Shares liability	79,404	-
Derivative warrant liabilities	56,478	-
Total long-term liabilities	226,559	39,996

Total liabilities	$413,132	$199,378

Redeemable convertible preferred shares	-	101,205

Shareholders’ equity (deficiency)
Share capital	*-	*-
Additional paid-in capital	(153,072)	34,226
Treasury stock, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	1,372	1,321
Retained earnings	78,436	28,342
Total shareholders’ equity (deficiency)	(73,349)	63,804
Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficiency)	$339,783	$364,387

*	Less than US$ 1.

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2021	2020	2021	2020
Revenue:
Subscription services	$31,999	$27,771	$120,889	$100,614
Term-license	18,088	10,279	62,428	29,131
Total subscription	50,087	38,050	183,317	129,745
Perpetual license and other	9,387	11,832	34,169	42,136
Professional services	8,434	7,286	28,760	23,032
Total revenue	67,908	57,168	246,246	194,913

Cost of revenue:
Subscription services	2,045	2,054	9,369	8,795
Term-license	753	773	2,299	1,709
Total subscription	2,798	2,827	11,668	10,504
Perpetual license and other	4,659	2,900	9,817	9,370
Professional services	4,879	4,793	21,072	18,005
Total cost of revenue	12,336	10,520	42,557	37,879

Gross profit	55,572	46,648	203,689	157,034

Operating expenses:
Research and development	18,833	14,771	65,541	54,377
Sales and marketing	21,239	17,763	76,389	61,305
General and administrative*	11,194	9,046	47,937	32,134
Total operating expenses	51,266	41,580	189,867	147,816

Operating income	4,306	5,068	13,822	9,218
Financial income, net	49,809	605	68,483	2,179
Income before income tax expense	54,115	5,673	82,305	11,397
Income tax expense	2,244	2,719	10,909	5,616
Net income	$51,871	$2,954	$71,396	$5,781

Earnings per share:
Basic	$0.28	$(0.01)	$0.49	$(0.08)
Diluted	$0.25	$(0.01)	$0.44	$(0.08)

Weighted average shares outstanding:
Basic	180,170,342	123,773,763	144,002,394	123,696,624
Diluted	199,082,479	123,773,763	161,538,579	123,696,624

Other comprehensive income:
Unrealized gain (loss) on hedging transactions	495	797	(944)	1,212
Currency translation adjustments	955	(749)	995	(695)
Total other comprehensive income , net of tax	1,450	48	51	517
Total other comprehensive income	$53,321	$3,002	$71,447	$6,298

*	Including one-time issuance costs

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S. Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2021	2020	2021	2020

Cash flow from operating activities:

Net income	$51,871	$2,954	$71,396	$5,781
Adjustments to reconcile net income to net cash provided by operating activities:
Employees’ stock option compensation and RSU’s	1,661	1,540	6,480	7,271
Depreciation and amortization	1,814	1,533	7,091	5,879
Deferred income taxes	269	(4,119)	(1,638)	(2,818)
Revaluation of derivative warrants	(15,506)	-	(11,967)	-
Revaluation of Restricted Sponsor Shares and Price Adjustment Shares liabilities	(35,115)	-	(55,906)	-
Other	-	689	-	689
Increase (decrease) in liability for severance benefits, net	11	(64)	10	(63)
Increase (decrease) in trade receivables	8,690	(5,597)	(1,958)	(19,731)
Increase in deferred revenue	9,152	20,136	21,804	47,738
Decrease (Increase) in other non-current assets	(1,779)	314	(1,394)	335
Decrease (Increase) in prepaid expenses and other current assets	2,541	(193)	(8,304)	(339)
Increase in inventories	(1,711)	(100)	(1,798)	(693)
Increase (decrease) in trade payables	2,955	1,667	4,155	(1,433)
Increase in other accounts payable and accrued expenses	2,428	12,656	5,107	22,449
Increase in other long-term liabilities	2,511	698	2,974	1,445
Net cash provided by operating activities	29,792	32,114	36,052	66,510

Cash flows from investing activities:

Purchases of property and equipment	(778)	(1,392)	(5,111)	(6,181)
Payment related to business combination, net of cash acquired	(20,000)	-	(20,000)	(15,046)
Purchase of intangible asset	-	-	(3,000)	-
Short term deposits, net	26,210	(17,052)	73,337	14,778
Net cash provided by (used in) investing activities	5,432	(18,444)	45,226	(6,449)

Cash flows from financing activities:

Repurchase of common stock	-	-	-	(85)
Payment of dividend	-	-	(100,000)	(10,000)
Exercise of options to shares	944	1,492	2,305	1,492
Proceeds from Recapitalization transaction, net	-	-	29,298	-
Net cash provided by (used in) financing activities	944	1,492	(68,397)	(8,593)

Net increase in cash and cash equivalents and restricted cash	36,168	15,162	12,881	51,468
Net effect of Currency Translation on cash and cash equivalents	(81)	526	(754)	695
Cash and cash equivalents and restricted cash at beginning of period	109,886	118,158	133,846	81,683
Cash and cash equivalents and restricted cash at end of period	$145,973	$133,846	$145,973	$133,846

Supplemental cash flow information:
Income taxes paid	1,758	1,579	8,157	2,911
Non-cash activities
Purchase of property and equipment	749	(81)	814	172

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020

Operating income	$4,306	$5,068	$13,822	$9,218
One-time expense	-	-	-	1,519
Issuance expenses	-	-	11,835	-
Dividend participation compensation	-	-	966	-
Share based compensation	1,661	1,540	6,480	7,271
Amortization of intangible assets	607	387	1,971	1,289
Acquisition related costs	1,177	1,859	7,795	6,542
Capital loss from FA disposal	-	689	-	689
Non-GAAP operating income	$7,751	$9,543	$42,869	$26,528

	For the three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020

Net income	$51,871	$2,954	$71,396	$5,781
One-time expense	-	-	-	1,519
One-time tax expense	-	-	7,067	-
Issuance expenses	-	-	11,835	-
Dividend participation compensation	-	-	966	-
Share based compensation	1,661	1,540	6,480	7,271
Capital loss from FA disposal	-	689	-	689
Amortization of intangible assets	607	387	1,971	1,289
Acquisition related costs	1,177	1,859	7,795	6,542
Income tax expense	498	(441)	(1,670)	(1,142)
Finance expenses	(50,621)	-	(67,873)	-
Non-GAAP net income	$5,193	$6,988	$37,967	$21,949

Non-GAAP Earnings per share:
Basic	$0.03	$0.06	$0.26	$0.18
Diluted	$0.03	$0.06	$0.24	$0.18

Weighted average shares outstanding:
Basic	180,170,342	123,773,763	144,002,394	123,696,624
Diluted	199,082,479	123,773,763	161,538,579	123,696,624

	For the three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020

Net income	$51,871	$2,954	$71,396	$5,781
Financial income, net	(49,809)	(605)	(68,483)	(2,179)
Tax expenses	2,244	2,719	10,909	5,616
One time expense	-	-	-	1,519
Issuance expenses	-	-	11,835	-
Dividend participation compensation	-	-	966	-
Share based compensation	1,661	1,540	6,480	7,271
Amortization of intangible assets	607	387	1,971	1,289
Acquisition related costs	1,177	1,859	7,795	6,542
Depreciation expenses	1,123	1,146	5,036	4,590
Capital loss from FA disposal	-	689	-	689
Adjusted EBITDA	$8,874	$10,689	$47,905	$31,118